FORM U-12(I)-B (THREE-YEAR STATEMENT)

                SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.

                   Three-Year Period Ending 2007

               FORM U-12(I)-B (Three-Year Statement)

  STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING
  COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE
  EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN
  RULE U-71(b).

  (To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate)

               (SEE INSTRUCTIONS ON BACK OF THIS FORM)

1.   Name and business address of person filing statement.

     John J. Roman, Vice President & Controller, NU Enterprises, Inc. Northeast Utilities Service Company
     P.O. Box 270, Hartford, Connecticut 06141-0270

2. Name and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

     None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

     Northeast Utilities Service Company, a subsidiary of
     Northeast Utilities. The Northeast Utilities Service Company provides services for Northeast Utilities and its subsidiaries.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

      The undersigned is Vice President & Controller, NU
      Enterprises, Inc. He will represent NU Enterprises, Inc. and Northeast Utilities system companies, as and when appropriate, in connection with matters and issues pertaining to the electric and gas utility industries, including the issuance of securities, rate matters, affiliations, acquisitions and dispositions, the licensing of hydroelectric projects, and other matters before the Securities and Exchange Commission, the Department of Energy, the Federal Energy Regulatory Commission and Congress or some of such bodies.


5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.
        (Use column (a) as supplementary statement only.)

 Name of Recipient   Salary or other Compensation    Person or company
                                                     from whom received
                      received    or to be received  or to be received
                        (a)             (b)

 John J. Roman       To be included  To be included  Northeast Utilities
                     in supplemental in supplemental Service Company
                     statement.      statement.

     (b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

     (a) Total amount of routine expenses charged to client:  $None

     (b) Itemized list of all other expenses:                 No other
                                                              expenses.


Date:  December 30, 2004               (Signed) /s/ John J. Roman